Emeco Holdings Limited

12 August 2009

Greg Coulson
Australian Stock Exchange Ltd
Exchange Plaza
Level 8
2 The Esplanade
Perth WA 6000

SUPPL

By email and facsimile to greg.coulson@asx.com.au

Dear Sir

Price query

I refer to the questions set out in your letter of 12 August 2009 regarding the change in price of the ordinary shares of Emeco Holdings Ltd (**Company**) between 10 August 2009 and 12 August 2009.

At approximately 12.45pm today I verbally requested on behalf of the Company a trading halt in respect of the Company's ordinary shares (ASX:EHL). This letter confirms that request.

In accordance with listing rule 17.1, and on behalf of the Company, I note:

1. The trading halt is necessary because the Company is not able to respond immediately to the ASX's questions.

2. The Company requests that the trading halt remains in place until the commencement of trading on Friday 14 August 2009, unless before that time, the Company makes an announcement in response to the ASX's questions or requests that the trading halt be lifted.

3. The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

dlw 9/30

ASX PERTH

...mption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 8 9224 0000
Facsimile 61 8 9221 2020
www.asx.com.au

12 August 2009

Mr Michael Kirkpatrick
Company Secretary
Emeco Holdings Limited
Ground Floor
10 Ord Street
WEST PERTH WA 6872

By Facsimile: 9321 1366

Dear Michael

Emeco Holdings Limited (the "Company")

PRICE AND VOLUME QUERY

We have noted a change in the price of the Company's securities from 66 cents on 10 August 2009 to an intraday high today of 84 cents. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price and volume change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   Please note that as recent trading in the Company's securities could indicate that information has ceased to be confidential, the Company is unable to rely on the exceptions to listing rule 3.1 contained in listing rule 3.1A when answering this question.

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price and volume change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by facsimile on number **(08) 9221 2020.** It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, **not later than 2:00 pm (W.S.T) today, Wednesday 12 August 2009.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Greg Coulson

Senior Adviser, Issuers (Perth)

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	14-Aug-2009
Time	13:20:20
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Query

RECEIVED
2009 SEP 30 A 7:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

14 August 2009

Greg Coulson
Australian Securities Exchange
Exchange Plaza
Level 8
2 The Esplanade
Perth WA 6000

By email and facsimile to greg.coulson@asx.com.au

Dear Sir

ASX queries

I refer to your letter to Emeco Holdings Ltd (**Company**) dated 13 August 2009 in which you request the Company to respond to five questions.

The Company's response to each of ASX's questions is as follows:

Question 1

The Company became aware of the Indicative Proposal at approximately 6.30pm Australian Eastern Standard Time on Monday 10 August 2009.

Question 2

The Company believes the proposal is arguably material to the Company pursuant to listing rule 3.1. However, as noted in our 13 August announcement the Indicative Proposal was unsolicited, indicative, non-binding, and the Company had not engaged with the relevant investment firm. Accordingly, the Company did not have a basis to determine any kind of likelihood that the Indicative Proposal would or would not proceed in the form provided to the Company.

I also note that the Company's share price had risen materially in the recent past prior to receipt of the Indicative Proposal, possibly as a result of favourable reports from analysts and brokers. The Company therefore did not have a reason to believe that recent price movements were caused by the Indicative Proposal.

Question 3.1

An announcement concerning the Indicative Proposal was not released to the market prior to the Response to the Price Query pursuant to listing rule 3.1 because the Company considered that the exceptions in listing rule 3.1A applied for the following reasons:

1. The Indicative Proposal is preliminary, incomplete and subject to a number of conditions (see the second dot point of listing rule 3.1A.3). It is not a formal offer and is not capable of acceptance by the Company or shareholders in its current form. Furthermore, prior to (and indeed since) the Response to the Price Query, the Company's directors and officers had not engaged with the investment firm which made the Indicative Proposal, and no confidential information has been provided to that firm by the Company.

2. In the circumstances outlined in paragraph 1 above, a reasonable person would not expect the Indicative Proposal to be disclosed (see listing rule 3.1A.1). On the contrary, disclosure of the Indicative Proposal in its current form prior to the Response to the Price Query would have been premature and posed a risk of creating a false market in the Company's securities (see paragraph 18 of ASX Guidance Note 8).

3. The Indicative Proposal is by its express terms confidential and did not cease to be confidential until the Company issued the Response to the Price Query (see listing rule 3.1A.2).

In light of all of the above, all of the exceptions set out in listing rule 3.1A apply to the Indicative Proposal

Question 3.1

The Company did not request a trading halt at the time it became aware of the Indicative Proposal because it would have been inappropriate to do so. At that time, all of the exceptions set out in listing rule 3.1A applied to the Indicative Proposal and the Company was therefore under no obligation under listing rule 3.1 to disclose the Indicative Proposal. As noted above, the Company had not engaged with the investment firm, and so there was no reason to expect that an announcement would be imminent, or that there was some event that would have put an end to a trading halt if requested. In these circumstances, and for the reasons set out in paragraphs 1 to 3 in response to question 3.1 above, it would not have been appropriate to request a trading halt on Tuesday 11 August 2009.

Question 4

Not applicable.

Question 5

We can confirm that to the best of the Company's knowledge it remains in compliance with the listing rules and, in particular, listing rule 3.1.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
Level 8 Exchange Plaza
2 The Esplanade
Perth WA 6000
GPO Box D187
Perth WA 6840

Telephone 61 8 9224 0023
Facsimile 61 8 9221 2020
www.asx.com.au

13 August 2009

Mr Michael Kirkpatrick
Company Secretary
Emeco Holdings Limited
Ground Floor
10 Ord Street
WEST PERTH WA 6872

By Facsimile: 9321 1366

Dear Michael

Emeco Holdings Limited (the "Company")

We refer to the following;

(i) The change in the price of the Company's securities from 66 cents on 10 August 2009 to an intra-day high of 84 cents on 12 August 2009 and the price query letter sent to the Company from ASX in respect of this price change ("the Price Query").

(ii) The Company's response to the Price Query received on 13 August 2009 ("Response to Price Query") where it indicated that it had received an unsolicitated, indicative non-binding proposal to acquire 100% of the Company from a financial investment firm (the "Indicative Proposal").

We wish to draw your attention to the definition of "aware" in chapter 19 of the listing rules which states that:

"an entity becomes aware of information if a director or executive director (in the case of a trust, director or executive officer of the responsible entity or management company) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as a director or executive officer of that entity"

Further, we wish to draw your attention to listing rule 3.1 which requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A. Please note that for disclosure not to be required under this listing rule all of the exceptions must apply.

Having regard to the above definition, listing rule 3.1 and Guidance Note 8 - Continuous Disclosure, we ask that you answer the following questions in a format suitable for release to the market in accordance with listing rule 18.7A.

1. When did the Company become aware of the Indicative Proposal? In your response to this question please indicate the date and approximate time the Company became aware.

2. Does the Company believe that the Indicative Proposal is material to the Company pursuant to listing rule 3.1?

3. If the answer to any part of question 2 is "yes" and the Company became aware of the Indicative Proposal prior to the Response to the Price Query, please advise the following:

 3.1. Why an announcement concerning the Indicative Proposal was not released to the market at an earlier time? Please comment specifically on the application of listing rule 3.1; and

 3.2. Why, if the Company was not able to make an announcement concerning the Indicative Proposal, the Company did not request a trading halt at that time, pending the release of an announcement concerning the Indicative Proposal?

4. If the answer to question 2 is "no", please advise the basis on which the Company does not consider the Indicative Proposal to be material.

5. Please confirm that the Company is in compliance with listing rule 3.1.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Please note the ASX reserves its right under listing rule 18.7 to release this letter and the Company's response to the market. Accordingly the Company's response should address each question separately and be in a format suitable for release to the market.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately. Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **7:30am W.S.T on Monday 17 August 2009.**

Your response should be sent to ASX by facsimile on facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

If you have any queries regarding any of the above, please contact me.

Yours sincerely,

Greg Coulson
Senior Adviser, Issuers (Perth)